UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Integral Systems, Inc.

File No. 000-18603 - CF#25656

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Integral Systems, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 06, 2009.

Based on representations by Integral Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 2.1   through February 20, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Maryse Mills-Apenteng
        Special Counsel